Exhibit 99.4

BeFra Announces US$0.36 Per Share Quarterly Dividend Payable on August 20, 2026

Guadalajara, Jalisco, Mexico; July 23, 2026 — Betterware de México, S.A.P.I. de C.V. (NYSE: BWMX) (“BeFra” or the “Company”), announces that the payment of an aggregate dividend of MX $250,000,000 was approved at its shareholders meeting held on July 20, 2026. This amount represents approximately US$ 0.3613 per share before applicable tax withholdings, or approximately US $0.3252 per share after applicable tax withholdings. The dividend is payable on August 20, 2026, to shareholders of record as of August 6, 2026.

Company:

BeFra IR

iroffice@better.com.mx

+52 33 4274 5904

InspIR:

Barbara Cano/Ivan Peill

ivan@inspirgroup.com

barbara@inspirgroup.com

About BeFra

BeFra (NYSE: BWMX) is one of the leading branded consumer products platforms in Mexico and Latin America, bringing together three iconic brands: Betterware, a leader in innovative home solutions; Jafra, a leading beauty and personal care company with operations in Mexico and the United States; and Tupperware, a leading brand in food storage and drinkware. Through these brands, BeFra operates across Mexico, Brazil, the United States, and an expanding footprint throughout Latin America, leveraging proprietary direct-selling platforms, world-class manufacturing capabilities, and a longstanding culture of operational excellence.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward- looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.